UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Index

1. Summary of the 2019 First Half Business Report

2. Exhibit 99.1 KB Financial Group Review Report for the First Half of 2019 (Consolidated)

3. Exhibit 99.2 KB Financial Group Review Report for the First Half of 2019 (Separate)

Summary of 2019 First Half Business Report

On August 14, 2019, KB Financial Group Inc. (“KB Financial Group”) filed its business report for the first half of 2019 (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange. This is a summary of the Business Report translated into English.

Except where indicated otherwise, financial information contained in this summary have been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“K-IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “KB Financial Group,” “we,” “us” or the “Company” are to KB Financial Group and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

1.	Introduction to the Company

1.1.	Business Purpose

KB Financial Group is a financial holding company that was established in September 2008. Its main business purpose is to hold shares in companies that are engaged in financial or related services, as well as govern and manage such companies. Its consolidated subsidiaries are primarily engaged in the banking business, as well as the credit card business, the financial investment business, the insurance business and other related businesses.

1.2.	History

•	September 26, 2008

Obtained final approval from the Financial Services Commission to establish a financial holding company

•	September 29, 2008

Establishment of the Company through a comprehensive stock transfer and listing on the New York Stock Exchange

•	October 10, 2008

Listing on the Korea Exchange

•	October 20, 2008

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	October 31, 2008

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	May 4, 2009

Added Kookmin Bank Cambodia PLC as a second-tier subsidiary

•	June 22, 2009

Added KB Life Insurance Co., Ltd. (“KB Life Insurance”), formerly a second-tier subsidiary, as a first-tier subsidiary

•	September 28, 2009

Added Burrill-KB Life Sciences Fund Ltd. as a second-tier subsidiary

•	December 1, 2009

Added KB-Glenwood Private Equity Fund No.1 as a second-tier subsidiary

•	January 22, 2010

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	July 6, 2010

Added KBIC Private Equity Fund No. 3 as a second-tier subsidiary

•	December 13, 2010

Added KoFC KBIC Frontier Champ 2010-5 PEF as a second-tier subsidiary

•	March 2, 2011

Added KB Kookmin Card Co., Ltd. (“KB Kookmin Card”) as a first-tier subsidiary

•	March 14, 2011

KB Futures Co., Ltd. was merged into KB Investment & Securities Co., Ltd. (“KB Investment & Securities”)

•	July 8, 2011

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	November 12, 2011

Closed KB Investment & Securities Hong Kong Ltd.

•	January 13, 2012

Added KB Savings Bank Co., Ltd. (“KB Savings Bank”) as a first-tier subsidiary

•	May 11, 2012

Added KoFC POSCO HANWHA KB Shared Growth No. 2. Private Equity Fund as a second-tier subsidiary

•	June 8, 2012

Liquidated Burrill-KB Life Sciences Fund Ltd.

•	July 2, 2012

Added KoFC Value-up Private Equity Fund as a second-tier subsidiary

•	October 10, 2012

Added Kookmin Bank (China) Ltd. as a second-tier subsidiary

•	June 20, 2013

Acquired the remaining shares of KB Life Insurance, which increased the Company’s shareholding to 100%

•	September 2, 2013

Added Yehansoul Savings Bank as a first-tier subsidiary

•	January 13, 2014

Yehansoul Savings Bank was merged into KB Savings Bank

•	March 20, 2014

Added KB Capital Co., Ltd. (“KB Capital”) as a first-tier subsidiary

•	July 2, 2014

Added Korea GCC Global Cooperation Private Equity Fund as a second-tier subsidiary

•	June 24, 2015

Added KB Insurance Co., Ltd. (“KB Insurance”) as a non-consolidated first-tier subsidiary.

•	November 23, 2015

Acquired additional shares of KB Insurance, which increased the Company’s shareholding from 19.47% to 33.29%.

•	May 31, 2016

Added Hyundai Securities Co., Ltd. (“Hyundai Securities”) as a non-consolidated first-tier subsidiary

•	June 21, 2016

Disposed of LIG Investment & Securities, Co., Ltd., a second-tier subsidiary

•	June 28, 2016

Acquired treasury shares of Hyundai Securities, which increased the Company’s equity ownership in Hyundai Securities from 22.56% to 29.62%

•	September 9, 2016

Liquidated NPS-KBIC No. 1 Private Equity Fund

•	November 29, 2016

Established KB Golden Life Care Co., Ltd. as a second-tier subsidiary

•	December 22, 2016

Established KB Private Equity Fund III as a second-tier subsidiary

•	December 30, 2016

Purchased new shares of KB Insurance in a rights offering, which increased the Company’s shareholding in KB Insurance from 33.29% to 39.81%

•	December 30, 2016

Merged KB Investment & Securities with and into Hyundai Securities, with Hyundai Securities as the surviving entity, then changed its name to KB Securities Co., Ltd. (“KB Securities”)

•	January 4, 2017

Converted Kookmin Bank Hong Kong Ltd., a subsidiary, into Kookmin Bank Hong Kong Branch

•	February 8, 2017

Added KB KOLAO LEASING Co., Ltd. as a second-tier subsidiary

•	March 8, 2017

Added KB Microfinance Myanmar Co., Ltd. as a second-tier subsidiary

•	March 22, 2017

Liquidated KBIC Private Equity Fund No. 3, a second-tier subsidiary

•	May 19, 2017

Acquired additional shares of KB Insurance in a tender offer, which increased the Company’s shareholding in KB Insurance from 39.81% to 94.30%.

•	May 19, 2017

Acquired additional shares of KB Capital in a tender offer, which increased the Company’s shareholding in KB Capital from 52.02% to 79.70%

•	June 20, 2017

Liquidated Korea GCC Global Cooperation Private Equity Fund, a second-tier subsidiary

•	July 7, 2017

Converted KB Insurance and KB Capital into wholly-owned subsidiaries of the Company through comprehensive stock swaps

•	September 29, 2017

Added KB Asset Management Singapore Pte. Ltd. as a second-tier subsidiary (changed from a second-tier subsidiary of KB Securities to a first-tier subsidiary of KB Asset Management Co., Ltd.)

•	October 9, 2017

Added Maritime Securities Incorporation as a second-tier subsidiary

•	October 16, 2017

Disposed of Hyundai Savings Bank, Co., Ltd., a second-tier subsidiary

•	December 22, 2017

Disposed of Hyundai Asset Management, Co., Ltd., a second-tier subsidiary

•	January 17, 2018

Added KB-TS Technology Venture Private Equity Fund as a second-tier subsidiary (equity interests of 16%, 30% and 10% held by KB Securities, Kookmin Bank and KB Capital, respectively)

•	May 16, 2018

Converted Kookmin Bank International Ltd., a subsidiary, into Kookmin Bank London Branch (liquidation in progress)

•	July 6, 2018

Liquidated Hyundai-Tongyang Agrifood Private Equity Fund, a second-tier subsidiary

•	July 6, 2018

Added KB Daehan Specialized Bank Plc. as a second-tier subsidiary

•	August 21, 2018

Added KBAM Shanghai Advisory Services Co., Ltd. as a second-tier subsidiary

•	December 31, 2018

Added KB-Stonebridge Secondary Private Equity Fund as a second-tier subsidiary

•	January 9, 2019

Added KB-SPROTT Renewable Private Equity Fund I as a second-tier subsidiary

•	February 22, 2019

Liquidated KoFC KBIC Frontier Champ 2010-5 PEF, a second-tier subsidiary

1.3.	Overview of the Business Group

(As of June 30, 2019)
Type	Name of Company	Controlling Company	Remarks
Holding Company	KB Financial Group	—	Listed

1st Tier Subsidiaries	Kookmin Bank	KB Financial Group	Not listed
	KB Securities Co., Ltd.	KB Financial Group	Not listed
	KB Insurance Co., Ltd.	KB Financial Group	Not listed
	KB Kookmin Card Co., Ltd.	KB Financial Group	Not listed
	KB Asset Management Co., Ltd.	KB Financial Group	Not listed
	KB Capital Co., Ltd.	KB Financial Group	Not listed
	KB Life Insurance Co., Ltd.	KB Financial Group	Not listed
	KB Real Estate Trust Co., Ltd.	KB Financial Group	Not listed
	KB Savings Bank Co., Ltd.	KB Financial Group	Not listed
	KB Investment Co., Ltd.	KB Financial Group	Not listed
	KB Data Systems Co., Ltd.	KB Financial Group	Not listed
	KB Credit Information Co., Ltd.	KB Financial Group	Not listed

2nd Tier Subsidiaries	Kookmin Bank Cambodia PLC	Kookmin Bank	Not listed (Overseas)
	Kookmin Bank (China) Ltd.	Kookmin Bank	Not listed (Overseas)
	KB Microfinance Myanmar Co., Ltd.	Kookmin Bank	Not listed (Overseas)
	KBFG Securities America Inc.	KB Securities	Not listed (Overseas)
	KB Securities Hong Kong Ltd.	KB Securities	Not listed (Overseas)
	Keystone-Hyundai Securities No. 1 Private Equity Fund	KB Securities	Not listed
	KB-IGen Private Equity Fund No.1	KB Securities	Not listed
	KB Private Equity Fund III	KB Securities	Not listed
	KB SECURITIES VIETNAM JOINT STOCK COMPANY	KB Securities	Not listed (Overseas)
	KB-TS Technology Venture Private Equity Fund	KB Securities	Not listed
	KB-Stonebridge Secondary Private Equity Fund	KB Securities	Not listed
	KB-SPROTT Renewable Private Equity Fund I	KB Securities	Not listed
	KB Claims Survey & Adjusting Co., Ltd.	KB Insurance	Not listed
	KB Sonbo CNS	KB Insurance	Not listed
	Leading Insurance Services, Inc.	KB Insurance	Not listed (Overseas)
	LIG Insurance (China) Co., Ltd.	KB Insurance	Not listed (Overseas)
	PT. Kookmin Best Insurance Indonesia	KB Insurance	Not listed (Overseas)
	KB Golden Life Care Co., Ltd.	KB Insurance	Not listed
	KB Daehan Specialized Bank Plc.	KB Kookmin Card	Not listed (Overseas)
	KB Asset Management Singapore Pte. Ltd.	KB Asset Management	Not listed (Overseas)
	KBAM Shanghai Advisory Services Co., Ltd.	KB Asset Management	Not listed (Overseas)
	KB KOLAO LEASING Co., Ltd.	KB Capital	Not listed (Overseas)
	KoFC POSCO HANWHA KB Shared Growth No. 2. Private Equity Fund	KB Investment	Not listed
	KoFC Value-up Private Equity Fund	KB Investment	Not listed

1.4.	Capital Structure

1.4.1.	Common Shares

Changes in Capital

Not included in the half-year business reports.

Number of Shares

(As of June 30, 2019)			(Unit: shares)
	Type
	Common Stock	Other Stock	Total
Shares Authorized for Issuance	1,000,000,000	—	1,000,000,000
Shares Issued (A)	418,111,537	—	418,111,537
Treasury Shares (B)	28,477,202	—	28,477,202
Shares Outstanding (A-B)	389,634,335	—	389,634,335

Note: The board of directors of the Company resolved to enter into a trust agreement to acquire treasury shares on February 4, 2016, August 2, 2016, November 24, 2017 and November 30, 2018. For more information, please refer to the Company’s reports on Form 6-K furnished to the Securities and Exchange Commission on each respective date.

1.4.2.	Voting Rights

(As of June 30, 2019)
Items		Number of Shares	Notes
Total number of issued shares	Common shares	418,111,537	—
	Preferred shares	—	—
Shares without voting rights	Common shares	28,477,202	Treasury shares
	Preferred shares	—	—
Shares for which voting rights cannot be exercised pursuant to the Articles of Incorporation	—	—	—
Shares for which voting rights are restricted under relevant laws and regulations	—	—	—
	—	—	—
Shares with restored voting rights	—	—	—
Total shares for which voting rights may be exercised	Common shares	389,634,335	—
	Preferred shares	—	—

1.5.	Dividends

Not included in the half-year business reports.

2.	Business

2.1.	Results of Operations

			(Unit: in millions of Won)
	For the six months	For the six months	For the year ended	For the year ended
	ended June 30, 2019	ended June 30, 2018	December 31, 2018	December 31, 2017
Net interest income	4,549,167	4,340,155	8,904,928	8,246,614
Interest income	7,340,389	6,558,014	13,734,569	11,919,057
Interest expense	(2,791,222)	(2,217,859)	(4,829,641)	(3,672,443)
Net fee and commission income	1,135,678	1,224,709	2,243,376	2,050,024
Fee and commission income	1,877,476	1,928,887	3,717,720	3,988,250
Fee and commission expense	(741,798)	(704,178)	(1,474,344)	(1,938,226)
Net insurance income	230,578	321,019	490,116	593,710
Insurance income	6,156,219	5,996,109	11,975,070	8,970,992
Insurance expense	(5,925,641)	(5,675,090)	(11,484,954)	(8,377,282)
Net gains(losses) on financial assets/liabilities at fair value through profit or loss (under K-IFRS 1039)	—	—	—	203,724
Net gains(losses) on financial assets/liabilities at fair value through profit or loss	329,085	216,718	351,303	—
Net other operating expenses	(480,511)	(526,385)	(1,130,036)	(901,890)
General and administrative expenses	(3,000,845)	(2,743,731)	(5,918,512)	(5,628,664)
Operating profit before provision for credit losses	2,763,152	2,832,485	4,941,175	4,563,518
Provision for credit losses	(293,745)	(281,329)	(673,694)	(548,244)
Net operating profit	2,469,407	2,551,156	4,267,481	4,015,274

Note:

The consolidated financial information for the six months ended June 30, 2019, the six months ended June 30, 2018 and the year ended December 31, 2018 is based on K-IFRS 1109 and 1115. The corresponding financial information for the year ended December 31, 2017 has not been restated.

2.2.	Sources and Uses of Funds

2.2.1.	Sources of Funds

								(Unit: in millions of Won)
		For the six months ended June 30, 2019			For the year ended December 31, 2018			For the year ended December 31, 2017
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Deposits	250,814,790	1.52	52.27	238,468,014	1.39	52.82	219,970,681	1.20	54.26
	Certificate of deposit	4,770,535	2.04	0.99	3,044,609	1.91	0.67	2,862,817	1.57	0.71
	Borrowings	10,658,196	1.76	2.22	10,312,988	1.59	2.28	9,306,125	1.41	2.30
	Call money	546,629	1.83	0.11	1,437,887	1.53	0.32	2,165,151	1.26	0.53
	Debentures	47,448,853	2.37	9.89	44,072,110	2.29	9.76	36,393,274	2.17	8.98
	Others	14,964,796	2.02	3.12	16,665,395	1.60	3.69	13,735,978	1.41	3.38

Subtotal		329,203,799	1.68	68.60	314,001,003	1.54	69.54	284,434,026	1.35	70.16

Foreign Currency	Deposits	12,126,998	1.34	2.53	11,039,672	1.15	2.45	10,156,743	0.80	2.51
	Borrowings	9,249,030	2.44	1.93	8,249,765	2.02	1.83	6,438,408	1.17	1.59
	Call money	603,799	2.55	0.13	751,171	2.35	0.17	1,239,627	1.39	0.31
	Debentures	5,259,945	2.87	1.10	4,076,096	3.40	0.90	3,374,998	2.71	0.83
	Others	381,036	1.42	0.07	297,657	0.89	0.07	321,263	0.56	0.07

Subtotal		27,620,808	2.03	5.76	24,414,361	1.85	5.42	21,531,039	1.24	5.31

Others	Total shareholders’ equity	36,754,159	—	7.66	35,690,200	—	7.90	34,785,839	—	8.58
	Allowances	837,265	—	0.17	750,262	—	0.17	829,075	—	0.20
	Others	85,467,843	—	17.81	76,643,695	—	16.97	63,855,888	—	15.75

Subtotal		123,059,267	—	25.64	113,084,157	—	25.04	99,470,802	—	24.53

Total		479,883,874	—	100.00	451,499,521	—	100.00	405,435,867	—	100.00

Note: Based on K-IFRS (on a consolidated basis).

2.2.2.	Uses of Funds

								(Unit: in millions of Won)
		For the six months ended June 30, 2019			For the year ended December 31, 2018			For the year ended December 31, 2017
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Due from banks	5,250,140	1.59	1.09	4,817,024	1.43	1.07	6,757,757	1.44	1.67
	Securities	100,245,192	2.87	20.89	95,395,973	2.84	21.13	80,406,670	1.81	19.83
	Loans	284,995,038	3.53	59.39	269,569,916	3.43	59.71	247,117,982	3.28	60.95
	Guarantee payments under payment guarantee	8,019	0.70	—	8,206	1.87	—	17,008	0.66	—
	Call loan	721,882	1.79	0.15	632,317	1.48	0.14	315,950	1.28	0.08
	Private placement corporate bonds	1,432,518	3.71	0.30	1,452,396	3.44	0.32	1,801,681	4.00	0.44
	Credit cards	17,659,957	8.02	3.68	16,722,691	8.15	3.70	14,877,741	8.32	3.67
	Others	3,893,490	4.92	0.81	4,209,878	4.08	0.93	4,123,143	3.87	1.02
	Allowance	(2,491,030)	—	(0.52)	(2,434,872)	—	(0.54)	(2,116,366)	—	(0.52)

Subtotal		411,715,206	3.57	85.79	390,373,529	3.49	86.46	353,301,566	3.15	87.14

Foreign Currency	Due from banks	4,487,394	1.56	0.94	3,666,805	1.36	0.81	2,862,165	1.06	0.71
	Securities	12,206,724	4.84	2.54	12,704,025	2.47	2.81	10,013,637	3.19	2.47
	Loans	10,010,045	3.20	2.09	8,050,597	2.96	1.78	7,136,381	2.29	1.76
	Call loan	2,247,558	2.82	0.47	2,553,987	2.38	0.57	2,909,920	1.53	0.72
	Bills bought	3,280,401	2.74	0.68	4,113,332	1.93	0.91	3,166,307	1.51	0.78
	Allowance	(183,857)	—	(0.04)	(262,835)	—	(0.06)	(173,771)	—	(0.04)
	Others	583,463	—	0.12	153,277	—	0.03	72,297	—	0.01

Subtotal		32,631,728	3.55	6.80	30,979,188	2.41	6.85	25,986,936	2.35	6.41

Others	Cash	1,758,657	—	0.37	1,769,656	—	0.39	1,726,448	—	0.43
	Fixed assets held for business	7,026,180	—	1.46	5,639,374	—	1.25	5,826,159	—	1.44
	Others	26,752,103	—	5.58	22,737,774	—	5.05	18,594,758	—	4.58

Subtotal		35,536,940	—	7.41	30,146,804	—	6.69	26,147,365	—	6.45

Total		479,883,874	—	100.00	451,499,521	—	100.00	405,435,867	—	100.00

Note: Based on K-IFRS (on a consolidated basis).

2.3.	Other Information to Consider in Making an Investment Decision

2.3.1.	Capital Adequacy

KB Financial Group			(Unit: in billions of Won)

	As of June 30, 2019(1)	As of December 31, 2018	As of December 31, 2017
Total capital (A)	36,417	34,476	32,402
Risk-weighted assets (B)	243,782	236,099	212,777
BIS ratio (A/B)	14.94%	14.60%	15.23%

Note: Calculated in accordance with Basel III.

(1)	Preliminary figures

Kookmin Bank			(Unit: in billions of Won)

	As of June 30, 2019	As of December 31, 2018	As of December 31, 2017
Total capital (A)	29,103	27,694	25,914
Risk-weighted assets (B)	182,245	178,433	161,825
BIS ratio (A/B)	15.97%	15.52%	16.01%

Note: Calculated in accordance with Basel III.

KB Securities			(Unit: in billions of Won)

	As of June 30, 2019	As of December 31, 2018	As of December 31, 2017
Net operating capital (A)	3,077	2,969	3,211
Total amount at risk (B)	1,333	1,251	1,048
Maintenance equity margin (C)	134	134	134
Net capital ratio (A-B)/(C)	1,299.43%	1,278.45%	1,609.03%
Capital surplus (A-B)	1,744	1,718	2,163

KB Insurance			(Unit: in billions of Won)

	As of June 30, 2019	As of December 31, 2018	As of December 31, 2017
Available capital (A)	3,655	3,333	3,080
Required capital (B)	1,891	1,782	1,618
RBC ratio (A/B)	193.3%	187.1%	190.3%

Note: RBC ratio: Risk-Based Capital ratio.

2.3.2.	Overseas Credit Ratings

(As of June 30, 2019)

Moody’s

Long-term	Short-term
A1	P-1

2.3.3	Domestic Credit Ratings

(As of June 30, 2019)

Date of Rating	Type	Credit Rating	Rating Company (Rating Range)

6/23/2017	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/23/2017	Commercial Paper	A1	Korea Ratings (A1 ~ D) / KIS Ratings (A1 ~ D) / NICE Investors Service (A1 ~ D)

8/28/2017	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

1/24/2018	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

2/27/2018	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

4/5/2018	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/11/2018	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/25/2018	Commercial Paper	A1	Korea Ratings (A1 ~ D) / KIS Ratings (A1 ~ D) / NICE Investors Service (A1 ~ D)

7/24/2018	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

10/4/2018	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

2/21/2019	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

4/8/2019	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/18/2019	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/26/2019	Commercial Paper	A1	Korea Ratings (A1 ~ D) / KIS Ratings (A1 ~ D) / NICE Investors Service (A1 ~ D)

2.3.4.	Early Retirement Program

To enhance productivity by improving its labor structure, Kookmin Bank implemented a voluntary early retirement program following negotiations with its labor union.

Date of retirement	Number of retired persons
January 28, 2019	613

2.3.5.	Acquisition of Shares of Bank Bukopin of Indonesia

Kookmin Bank entered into a share subscription agreement with Bank Bukopin of Indonesia on June 26, 2018 and acquired its new shares on July 27, 2018.

(Unit: in millions of Won)
Ownership	Acquisition amount
22%	116,422(1)(2) (IDR 1,460,910,000,000)

(1)	The acquisition amount in IDR is converted to Won at the exchange rate on July 27, 2018, the acquisition date.
(2)	Includes consulting fees of Won 3,348 million paid in connection with the acquisition.

3.	Financial Information

3.1.	Consolidated Financial Information

3.1.1.	Consolidated Statements of Financial Position

			(Unit: in millions of Won)
	As of June 30, 2019	As of December 31, 2018	As of December 31, 2017
Cash and due from financial institutions	22,521,290	20,274,490	19,817,825
Financial assets at fair value through profit or loss (under K-IFRS 1039)	—	—	32,227,345
Financial assets at fair value through profit or loss	48,711,872	50,987,847	—
Derivative financial assets	2,891,518	2,025,962	3,310,166
Loans at amortized cost	324,900,461	319,201,603	290,122,838
Financial investments	64,290,715	61,665,094	66,608,243
Investments in associates and joint ventures	526,937	504,932	335,070
Property and equipment	4,907,014	4,272,127	4,201,697
Investment property	2,591,919	2,119,811	848,481
Intangible assets	2,713,678	2,755,783	2,943,060
Net defined benefit assets	—	—	894
Current income tax assets	19,310	10,004	6,324
Deferred income tax assets	4,338	4,158	3,991
Assets held for sale	13,084	16,952	155,506
Other assets	24,086,930	15,749,535	16,204,169

Total assets	498,179,066	479,588,298	436,785,609

Financial liabilities at fair value through profit or loss (under K-IFRS 1039)	—	—	12,023,058
Financial liabilities at fair value through profit or loss	17,282,640	15,326,859	—
Derivative financial liabilities	3,257,205	2,901,247	3,142,765
Deposits	288,423,297	276,770,449	255,800,048
Debts	30,219,021	33,004,834	28,820,928
Debentures	50,851,003	53,278,697	44,992,724
Provisions	536,814	525,859	568,033
Net defined benefit liabilities	338,239	262,213	154,702
Current income tax liabilities	326,248	698,634	433,870
Deferred income tax liabilities	836,954	492,534	533,069
Insurance contract liabilities	34,226,218	33,412,949	31,801,275
Other liabilities	34,679,117	27,200,996	24,470,308

Total liabilities	460,976,756	443,875,271	402,740,780

Equity attributable to shareholders of the parent company	37,192,215	35,703,916	34,038,685
Share capital	2,090,558	2,090,558	2,090,558

	As of June 30, 2019	As of December 31, 2018	As of December 31, 2017
Hybrid securities	399,085	—	—
Capital surplus	17,123,338	17,121,660	17,122,228
Accumulated other comprehensive income	476,423	177,806	537,668
Retained earnings	18,338,999	17,282,441	15,044,204
Treasury shares	(1,236,188)	(968,549)	(755,973)
Non-controlling interests	10,095	9,111	6,144
Total equity	37,202,310	35,713,027	34,044,829

Total liabilities and equity	498,179,066	479,588,298	436,785,609

Note:

The consolidated financial information as of June 30, 2019 and December 31, 2018 is based on K-IFRS 1109 and 1115. The corresponding financial information as of December 31, 2017 has not been restated.

3.1.2.	Consolidated Statements of Comprehensive Income

		(Unit: in millions of Won, except per share amounts)

	For the six months ended June 30, 2019	For the six months ended June 30, 2018	For the year ended December 31, 2018	For the year ended December 31, 2017
Net interest income	4,549,167	4,340,155	8,904,928	8,246,614
Net fee and commission income	1,135,678	1,224,709	2,243,376	2,050,024
Net insurance income(expense)	230,578	321,019	490,116	593,710
Net gains(losses) on financial assets/liabilities at fair value through profit or loss (under K-IFRS 1039)	—	—	—	203,724
Net gains(losses) on financial assets/liabilities at fair value through profit or loss	329,085	216,718	351,303	—
Net other operating expenses	(480,511)	(526,385)	(1,130,036)	(901,890)
General and administrative expenses	(3,000,845)	(2,743,731)	(5,918,512)	(5,628,664)
Operating profit before provision for credit losses	2,763,152	2,832,485	4,941,175	4,563,518
Provision for credit losses	(293,745)	(281,329)	(673,694)	(548,244)
Net operating income	2,469,407	2,551,156	4,267,481	4,015,274
Net non-operating income(loss)	55,341	95,368	34,051	123,150
Profit before income tax	2,524,748	2,646,524	4,301,532	4,138,424
Income tax expense	(687,351)	(731,338)	(1,239,586)	(794,963)
Profit for the period	1,837,397	1,915,186	3,061,946	3,343,461
Other comprehensive income (loss) for the period, net of tax	280,576	1,286	(10,482)	136,226
Total comprehensive income for the period	2,117,973	1,916,472	3,051,464	3,479,687
Profit attributable to:	1,837,397	1,915,186	3,061,946	3,343,461
Shareholders of the parent company	1,836,844	1,914,983	3,061,191	3,311,438
Non-controlling interests	553	203	755	32,023
Total comprehensive income for the period attributable to:	2,117,973	1,916,472	3,051,464	3,479,687
Shareholders of the parent company	2,117,052	1,916,263	3,050,805	3,445,285
Non-controlling interests	921	209	659	34,402
Earnings per share
Basic earnings per share (Won)	4,678	4,826	7,721	8,305
Diluted earnings per share (Won)	4,647	4,796	7,676	8,257

Note:

The consolidated financial information for the six months ended June 30, 2019, the six months ended June 30, 2018 and the year ended December 31, 2018 is based on K-IFRS 1109 and 1115. The corresponding financial information for the year ended December 31, 2017 has not been restated.

3.2.	Separate Financial Information

3.2.1.	Separate Statements of Financial Position

	(Unit: in millions of Won)

	As of June 30, 2019	As of December 31, 2018	As of December 31, 2017
Cash and due from financial institutions	66,283	344,302	245,400
Financial assets at fair value through profit or loss (under K-IFRS 1039)	—	—	284,485
Financial assets at fair value through profit or loss	474,105	289,179	—
Loans at amortized cost	120,000	50,000	10,000
Investments in subsidiaries	24,162,116	24,062,116	24,062,116
Property and equipment	5,508	2,185	697
Intangible assets	10,182	9,646	8,864
Net defined benefit assets	—	—	201
Deferred income tax assets	6,733	8,184	10,282
Other assets	508,006	857,462	480,789

Total assets	25,352,933	25,623,074	25,102,834

Debts	—	300,000	300,000
Debentures	5,542,687	5,373,266	5,162,600
Net defined benefit liabilities	1,351	183	—
Current income tax liabilities	319,228	691,909	308,854
Other liabilities	206,955	186,481	204,835

Total liabilities	6,070,221	6,551,839	5,976,289

Share capital	2,090,558	2,090,558	2,090,558
Hybrid securities	399,085	—	—
Capital surplus	14,742,814	14,742,814	14,742,814
Accumulated other comprehensive loss	(7,185)	(7,144)	(5,233)
Retained earnings	3,293,628	3,213,556	3,054,379
Treasury Shares	(1,236,188)	(968,549)	(755,973)

Total equity	19,282,712	19,071,235	19,126,545

Total liabilities and equity	25,352,933	25,623,074	25,102,834

Note:	The separate financial information as of June 30, 2019 and December 31, 2018 is based on K-IFRS 1109 and 1115. The corresponding financial information as of December 31, 2017 has not been restated.

3.2.2.	Separate Statements of Comprehensive Income

	(Unit: in millions of Won, except per share amounts)

	For the six months ended June 30, 2019	For the six months ended June 30, 2018	For the year ended December 31, 2018	For the year ended December 31, 2017
Net interest expense	(59,425)	(57,019)	(115,835)	(97,218)
Net fee and commission expense	(2,868)	(3,631)	(5,208)	(7,808)
Net gains on financial assets at fair value through profit or loss (under K-IFRS 1039)	—	—	—	745
Net gains on financial assets at fair value through profit or loss	9,765	8,732	18,319	—
Net other operating income	926,934	1,089,556	1,089,556	709,544
General and administrative expenses	(30,942)	(25,228)	(57,845)	(57,485)
Operating profit before provision for credit losses	843,464	1,012,410	928,987	547,778
Provision for credit losses	—	—	—	—
Operating profit	843,464	1,012,410	928,987	547,778
Net non-operating expense	(48)	(101)	(259)	125
Profit before income tax	843,416	1,012,309	928,728	547,903
Income tax benefit (expense)	(1,466)	(2,348)	(2,823)	5,522
Profit for the period	841,950	1,009,961	925,905	553,425
Other comprehensive income (loss) for the period, net of tax	(41)	(73)	(1,911)	(491)
Total comprehensive income for the period	841,909	1,009,888	923,994	552,934
Earnings per share
Basic earnings per share (Won)	2,144	2,545	2,335	1,388
Diluted earnings per share (Won)	2,130	2,529	2,322	1,380

Note:

The separate financial information for the six months ended June 30, 2019, the six months ended June 30, 2018 and the year ended December 31, 2018 is based on K-IFRS 1109 and 1115. The corresponding financial information for the year ended December 31, 2017 has not been restated.

3.3.	Other Selected Financial Data

3.3.1.	Won-denominated Liquidity Ratio

	(Unit: in millions of Won)
Category	As of June 30, 2019	As of December 31, 2018	As of December 31, 2017
Current assets in Won (A)	263,111	30,150	47,253
Current liabilities in Won (B)	181,365	9,300	6,792
Liquidity ratio (A/B)	145.07%	324.20%	695.72%

Note: 1) Based on K-IFRS (on a separate basis).

2) Calculated based on Won-denominated assets and liabilities due within one month.

3.3.2.	Profitability Ratios

			(Unit: %)

Category	For the six months ended June 30, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017
Net income as a percentage of average total assets (ROA)	0.76	0.66	0.82
Net income as a percentage of average shareholders’ equity (ROE)	10.22	8.82	10.18

Note: Based on K-IFRS (on a consolidated basis).

3.3.3.	20 Largest Exposures of Kookmin Bank by Borrower

(As of June 30, 2019)

Company	Credit extended
(Unit: in billions of Won)
Samsung Electronics Co., Ltd.	1,207
LG Display Co., Ltd.	1,164
Hyundai Motor Company	1,136
Hyundai Steel Company	1,002
GS Caltex Corporation	782
Hyundai Capital Services, Inc.	737
LG Electronics Inc.	689
S-OIL Corporation	687
Korea Securities Finance Corp.	684
Hyundai Heavy Industries Co., Ltd.	679
Agricultural Bank	560
Kia Motors Corporation	554
Samsung Heavy Industries Co., Ltd.	546
SK Energy Co., Ltd.	533
CJ Cheiljedang Corp.	497
LS-Nikko Copper Inc.	469
Lotte Corporation	460
Daewoo Shipbuilding & Marine Engineering Co., Ltd.	440
Shinsegae Inc.	434
KT Corporation	428

Total	13,688

3.3.4.	10 Largest Exposures of Kookmin Bank by Chaebol Group

(As of June 30, 2019)

Group	Credit extended
(Unit: in billions of Won)
Hyundai Motor	5,257
Samsung	3,570
SK	2,957
LG	2,594
Lotte	2,073
Hanwha	1,867
GS	1,252
Shinsegae	897
CJ	885
LS	818

Total	22,170

3.3.5.	Kookmin Bank’s Loan Concentration by Industry

	(As of June 30, 2019)

Industry	Total Credit	Percentage of Total Credit
	(Unit: in billions of Won, %)
Manufacturing	45,145.4	33.6
Real estate	27,514.2	20.5
Retail and wholesale	19,353.5	14.4
Hotel, lodging and food service	8,648.4	6.5
Construction	3,169.4	2.4
Financial institutions	3,113.0	2.3
Others	27,302.9	20.3

Total	134,246.8	100.00

3.3.6.	Top 20 Non-Performing Loans of Kookmin Bank

		(As of June 30, 2019)

Borrower	Industry	Total Credit	Allowance for Loan Losses
	(Unit: in billions of Won)
Borrower A	Construction	70.2	67.5
Borrower B	Publishing, Media, Broadcasting and Information Service	55.3	55.2
Borrower C	Shipbuilding	51.5	13.3
Borrower D	Construction	40.4	39.6
Borrower E	Shipping	23.8	23.5
Borrower F	Construction	21.1	20.7
Borrower G	Construction	17.6	16.7
Borrower H	Retail and wholesale	15.0	9.0
Borrower I	Manufacturing	13.0	5.7
Borrower J	Retail and wholesale	13.0	10.2
Borrower K	Real estate and leasing	12.7	1.0
Borrower L	Manufacturing	9.9	9.6
Borrower M	Shipbuilding	9.1	1.9
Borrower N	Manufacturing	8.3	5.3
Borrower O	Manufacturing	7.9	4.2
Borrower P	Real estate and leasing	6.6	1.7
Borrower Q	Construction	6.5	6.0
Borrower R	Construction	6.2	0.3
Borrower S	Manufacturing	6.2	4.3
Borrower T	Manufacturing	6.2	2.3

Total		400.5	298.0

3.4.	Other Financial Information

See Exhibits 99.1 and 99.2 attached hereto for our consolidated and separate financial statements and relevant notes, which have been prepared in accordance with K-IFRS and reviewed by our independent auditors as stated in their review reports. The review reports will also be available on our website at www.kbfg.com.

4.	Independent Public Accountants

4.1.	Audit / Review Services

Period	Auditor	Activity	Compensation(1) (in millions of Won)	Accrued Time (hours)
January 1 to June 30, 2019	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	1,081	3,120
January 1 to December 31, 2018	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	949	9,820
January 1 to December 31, 2017	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	856	11,080

(1)	Excluding value-added taxes.

4.2.	Public Company Accounting Oversight Board (“PCAOB”) Audit Services

Period	Auditor	Activity	Service Period	Compensation(1)
				(in millions of Won)
January 1 to June 30, 2019	Samil PricewaterhouseCoopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2019 to April 30, 2020	573
January 1 to December 31, 2018	Samil PricewaterhouseCoopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2018 to April 30, 2019	571
January 1 to December 31, 2017	Samil PricewaterhouseCoopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2017 to April 30, 2018	540

(1)	Excluding value-added taxes.

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

As of June 30, 2019, our board of directors consisted of nine directors, comprising one executive director, one non-standing director and seven non-executive directors. The following committees currently serve under our board of directors:

•	Audit Committee;

•	Risk Management Committee;

•	Evaluation & Compensation Committee;

•	Non-Executive Director Nominating Committee;

•	Subsidiaries’ CEO Director Nominating Committee;

•	CEO Nominating Committee; and

•	Audit Committee Member Nominating Committee.

For the list of our directors, see 6. Directors, Senior Management and Employees — 6.1. Executive Directors, — 6.2. Non-standing Directors and — 6.3. Non-executive Directors below.

5.2.	Audit Committee

The audit committee oversees our financial reporting and approves the appointment of our independent auditors and internal compliance officers. The committee also reviews our financial information, auditor’s examinations, key financial statement issues, the plans and evaluation of internal controls and the administration of our financial affairs by the board of directors. In connection with the general meetings of shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of shareholders. The committee holds regular meetings every quarter and on an as-needed basis.

5.3.	Compensation to Directors

5.3.1.	Total Amount Approved at the Meeting of Shareholders

(Unit: in millions of Won)
	Total number of persons(1)		Total amount approved at shareholders’ meeting(2)	Notes
Registered Directors (Non-executive directors)	9	(7)	2,500	—

(1)	Represents the total number of applicable persons as of June 30, 2019.
(2)	Represents the aggregate amount for all directors (including non-executive directors). Excludes compensation in the form of long-term performance-based stock grants.

5.3.2.	Total Amount Paid

(As of June 30, 2019)	(Unit: in millions of Won)

Total number of persons(1)	Total payment(2)(4)	Average payment per person(3)	Notes
9	847	94	—

(1)	Represents the total number of applicable persons as of June 30, 2019.
(2)	Represents the total amount paid (rounded to the nearest million) for the six months ended June 30, 2019.
(3)	Represents (i) the total amount paid (rounded to the nearest million) for the six months ended June 30, 2019, divided by (ii) the number of applicable persons for the applicable reporting period.

*Jongsoo Han resigned from his post as a non-executive director on March 25, 2019.

*Kyung Ho Kim was newly appointed as a non-executive director on March 27, 2019.

(4)	Payment subject to the Company’s internal policies on compensation to directors.

5.3.3.	Compensation Breakdown

(As of June 30, 2019)			(Unit: in millions of Won)

	Total number of persons(1)	Total payment (2)(4)	Average payment per person (3)	Notes
Registered Directors (excluding non-executive directors and Audit Committee members)	2	578	289	—
Non-executive Directors (excluding Audit Committee members)	3	116	39	—
Audit Committee members	4	154	38	—
Internal Auditor	—	—	—	—

5.4.	Top 5 Highest-Paid Individuals

5.4.1.	Compensation exceeding Won 500 million – Individual basis

(As of June 30, 2019)			(Unit: in millions of Won)
Name	Position	Total Compensation	Additional Compensation

Jong Kyoo Yoon	Chairman & CEO	578

Over 60% of the performance-based incentive payment is granted in cash on a deferred basis over a three-year period, based on the stock price in order to reflect the long-term performance of the Company.

24,036 shares (representing the remaining deferred portion) are expected to be granted in the form of cash based on the fair market price of the Company’s stock at the time of payment, pursuant to a long-term performance-based stock grant determined in December 2017 based on a performance evaluation with respect to the three-year period from November 21, 2014 to November 20, 2017.

5,649 shares (representing the deferred share portion) are expected to be granted in the form of cash based on the fair market price of the Company’s stock at the time of payment, pursuant to a short-term performance-based stock grant determined in February 2019 based on a performance evaluation for 2018.

In addition to the above compensation, a maximum amount of 46,890 shares over three years (15,630 shares per year) are expected to be granted as a long-term performance-based stock grant. The actual share amount, which may range from 0% to 100% of the above maximum amount, will be determined in the future based on a performance evaluation with respect to the three-year period from November 21, 2017 to November 20, 2020 and will be paid based on the fair market price of the Company’s stock at the time of payment.

5.4.2. Criteria and method of calculating compensation

(Unit: in millions of Won)

Name	Compensation Type	Classification	Total Compensation	Calculation Criteria and Method

Jong Kyoo Yoon	Earned income	Salary	400	A monthly salary was paid, which was derived by dividing (i) the amount of annual salary determined by resolution of the Evaluation & Compensation Committee within the limit of the total amount of compensation approved at the shareholders’ meeting by (ii) 12 months. (This amount includes allowances for business expenses of Won 175 million.)

		Bonus	178

The bonus of Won 178 million represents 40% of the short-term performance-based incentive payment based on performance in 2018. The remaining 60% will be granted as 5,649 restricted stock units over a three-year period based on the fair market price of the Company’s stock at the time of payment.

The short-term performance-based incentive payment based on performance in 2018 was approved at the third meeting of the Evaluation & Compensation Committee held in 2019 based on the final performance evaluation and resolution by the Evaluation & Compensation Committee, in accordance with the “Proposal on Long- and Short-Term Performance Evaluation and Compensation Scheme for the CEO,” which was approved at the first meeting of the Evaluation & Compensation Committee held in 2018.

The short-term performance evaluation index for 2018 comprises financial results (e.g., ROE, net profit, RAROC, CIR, real NPL ratio, Tier 1 ratio, cooperation among subsidiaries, increase in customers) and results related to strategic initiatives (e.g., enhancing the Company’s competitive edge and establishing a “One-Firm KB” by implementing innovative business models and customer-centric service and process). The amount of the short-term incentive payment is determined based on the aggregate score of the index items above and is within the range of 0%-100% of the base salary.

With respect to financial results, although the Company’s net profit for 2018 decreased by 7.6% YoY to Won 3,061.2 billion due to, among others, an increase in early retirement program costs and weak performance of the insurance business, the major achievements reflected in the performance evaluation included the improvement of asset quality (e.g. real NPL ratio decreased from 1.19% in 2017 to 1.01% in 2018), cost efficiency (e.g. CIR decreased from 55.2% in 2017 to 54.5% in 2018) and risk management through qualitative growth improving quality of prime assets (e.g. loans in Won increased by 9.6% YoY from Won 235 trillion in 2017 to Won 257 trillion in 2018).

With respect to non-financial results, the major achievements considered included securing the Company’s competitive edge by improving its core businesses, identifying and expanding businesses in promising markets, improving customer-centric processes, providing specialized and differentiated financial services and strengthening sustainable management, and enhancing the Company’s competitive edge and establishing a “One-Firm KB” by improving corporate governance, establishing shared values within the Company, strengthening intra-group collaboration, improving capital efficiency and risk management.

5.5.	Affiliated Companies

5.5.1. List of Affiliated Companies

Affiliated companies of KB Financial Group that are first-tier subsidiaries and KB Financial Group’s ownership of such companies as of June 30, 2019 are as follows.

1)	Kookmin Bank (100.00%)

2)	KB Securities Co., Ltd. (100.00%)

3)	KB Insurance Co., Ltd. (100.00%)

4)	KB Kookmin Card Co., Ltd. (100.00%)

5)	KB Asset Management Co., Ltd. (100.00%)

6)	KB Capital Co., Ltd. (100.00%)

7)	KB Life Insurance Co., Ltd. (100.00%)

8)	KB Real Estate Trust Co., Ltd. (100.00%)

9)	KB Savings Bank Co., Ltd. (100.00%)

10)	KB Investment Co., Ltd. (100.00%)

11)	KB Data Systems Co., Ltd. (100.00%)

12)	KB Credit Information Co., Ltd. (100.00%)

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

As of June 30, 2019, we had one executive director. The name, position and the end of the term of our executive director and the number of shares of our common stock he owned as of June 30, 2019 are set forth below.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Jong Kyoo Yoon	October 1955	Chairman & Chief Executive Officer	21,000	November 20, 2020

6.2.	Non-standing Directors

As of June 30, 2019, we had one non-standing director. The name, position and the end of the term of our non-standing director and the number of shares of our common stock he owned as of June 30, 2019 are set forth below.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Yin Hur	December 1961	Non-standing Director	7,500	March 22, 2020

6.3.	Non-executive Directors

As of June 30, 2019, we had seven non-executive directors. The names, positions and the end of the terms of our non-executive directors and the number of shares of our common stock they respectively owned as of June 30, 2019 are set forth below.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Suk Ryul Yoo	April 1950	Non-executive Director	—	March 26, 2020
Stuart B. Solomon	July 1949	Non-executive Director	—	March 26, 2020
Suk Ho Sonu	September 1951	Non-executive Director	—	March 22, 2020
Myung Hee Choi	February 1952	Non-executive Director	—	March 22, 2020
Kouwhan Jeong	September 1953	Non-executive Director	—	March 22, 2020
Kyung Ho Kim	December 1954	Non-executive Director	—	March 26, 2021
Jae Ha Park	November 1957	Non-executive Director	—	March 26, 2020

6.4.	Senior Management

In addition to our executive director who is also our executive officer, we had the following executive officers as of June 30, 2019.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Ki-Hwan Kim	March 1963	Deputy President and Chief Finance Officer	1,471	December 31, 2019
Pil Kyu Im	March 1964	Deputy President and Chief Human Resources Officer	1,005	December 31, 2019
Kyung Yup Cho	September 1961	Deputy President; KB Research	1,500	December 31, 2019
Young Hyuk Jo	April 1963	Deputy President; Audit Department	961	December 31, 2019
Chang Kwon Lee	November 1965	Senior Managing Director and Chief Strategy Officer	500	December 31, 2019
Hyun Jin Shin	February 1965	Senior Managing Director and Chief Risk Management Officer	1,000	December 31, 2019
Nam Hoon Cho	June 1968	Managing Director and Chief Global Strategy Officer	1,000	December 31, 2019
Chan Il Park	March 1963	Managing Director and Chief Compliance Officer	989	December 31, 2020
Soon Bum Kwon	October 1966	Managing Director	1,255	December 31, 2019
Jeong Rim Park	November 1963	Head of Capital Market Business Unit	3,150	December 31, 2019
Jong Hee Yang	June 1961	Head of Insurance Business Unit	914	December 31, 2019
Dong Cheol Lee	October 1961	Head of Retail Customer Business Unit	1,010	December 31, 2019
Bo Youl Oh	January 1962	Head of Corporate and Investment Banking Business Unit	463	December 31, 2019
Young Gil Kim	January 1963	Head of Wealth Management Business Unit	152	December 31, 2019
Deok Soon Shin	February 1963	Head of Small and Medium Enterprise Business Unit	1,843	December 31, 2019
Chai Hyun Sung	September 1965	Chief Public Relation Officer	2,288	December 31, 2019
Dong Whan Han	January 1965	Chief Digital Innovation Officer	1,100	December 31, 2019
Woo Yeul Lee	November 1964	Chief Information Technology Officer	1,119	December 31, 2019
Jin Soo Yoon	February 1964	Chief Data Officer	—	March 31, 2021
Jae Young Choi	June 1967	Head of Pension Business Division	534	May 26, 2021
Jin Gyu Maeng	January 1966	General Manager of Planning and Coordination Office	630	December 31, 2019

As of June 30, 2019, the following management personnel also served as senior management at our subsidiaries.

Name	Subsidiary	Position	Appointment Date
Yin Hur	Kookmin Bank	President and Chief Executive Officer	November 2017
Jeong Rim Park	KB Securities	Chief Executive Officer	January 2019
Jong Hee Yang	KB Insurance	Chief Executive Officer	March 2016
Dong Cheol Lee	KB Kookmin Card	Chief Executive Officer	January 2018
Bo Youl Oh	Kookmin Bank	Senior Executive Vice President; Corporate and Investment Banking Customer Group	January 2019
	KB Securities	Deputy President; Investment Banking Division	January 2018
Chai Hyun Sung	Kookmin Bank	Senior Managing Director; Consumer Brand Strategy Group	January 2019
Dong Whan Han	Kookmin Bank	Senior Managing Director; Digital Business Group	January 2019
Woo Yeul Lee	Kookmin Bank	Senior Managing Director; Information Technology Group	January 2019
Jin Soo Yoon	Kookmin Bank	Senior Managing Director; Data Strategy Division	April 2019
	KB Kookmin Card	Senior Managing Director; Data Strategy Division	April 2019
Young Gil Kim	Kookmin Bank	Senior Managing Director; Wealth Management Group	January 2019
	KB Securities	Deputy President; Wealth Management Division	January 2019
Deok Soon Shin	Kookmin Bank	Senior Managing Director; Small and Medium Enterprise Group	January 2019
Jae Young Choi	Kookmin Bank	Head of Pension Business Division	May 2019
	KB Securities	Head of Pension Planning Department	May 2019
	KB Insurance	Head of Pension Planning Department	May 2019
Jin Gyu Maeng	Kookmin Bank	General Manager; Planning and Coordination Office	January 2019
Ki-Hwan Kim	KB Insurance	Non-standing Director	February 2018
	KB Kookmin Card	Non-standing Director	February 2018
Chang Kwon Lee	KB Securities	Non-standing Director	February 2018

As of June 30, 2019, the following non-executive directors also served as a director at another company.

Name	Company	Position	Appointment Date
Suk Ryul Yoo	Jungmok	CEO	December 2013
Kouwhan Jeong	Nambujeil Law and Notary Office Inc.	President Attorney at Law	May 2016

6.5.	Employees

The following table shows information regarding our employees as of June 30, 2019.

					(Unit: in millions of Won)
Number of Employees(A)(1)	Average Tenure of Employees		Total Amount of Annual Salaries(B)		Average Annual Salary per Person(B/A)
161	3 years and 6 months (14 years and 1 month	) (2)	12,950	(3)	80	(3)

(1)	Includes executive officers.
(2)	The term in parentheses includes tenure at our subsidiaries.
(3)	Includes retroactively paid bonus and wage increase for 2018. The average annual salary per person excluding such amounts is Won 70.6 million.

The following table shows information regarding our executive officers as of June 30, 2019.

	(Unit: in millions of Won)
Number of Executive Officers(A)*	Total Amount of Annual Salaries(B)	Average Annual Salary per Person(B/A)
9	1,769	197

*	Excludes twelve executive officers who serve primarily as executive officers of our subsidiaries.

7.	Major Shareholders and Related Party Transactions

7.1.	Major Shareholders

The following table presents information regarding holders of 5% or more of our total issued shares as of June 30, 2019.

	(Unit: shares, %)
Name	Number of Shares of Common Stock		Percentage of Total Issued Shares(1)
Korean National Pension Service	39,704,733	(2)	9.50
JP Morgan Chase Bank, N.A.(3)	26,726,442	(2)	6.39
Franklin Resources, Inc.	22,681,596	(4)	5.42

(1)	Based on 418,111,537 total issued shares of our common stock.
(2)	Based on our shareholder registry as of December 31, 2018.
(3)	Depositary under our ADR program. The voting rights are held by ADR holders.
(4)	Based on the filing made by Franklin Resources, Inc. with the Financial Supervisory Service on July 9, 2019.

7.2.	Changes in the Largest Shareholder

(As of June 30, 2019)			(Unit: shares, %)
Name of Largest Shareholder	Date of Change in Largest Shareholder/ Date of Change in Number of Shares Owned	Number of Shares of Common Stock	Percentage of Total Issued Shares(1)
Korean National Pension Service	December 31, 2011	26,510,171	6.86
Korean National Pension Service	March 14, 2012	27,894,880	7.22
Korean National Pension Service	August 1, 2012	31,817,770	8.24
Korean National Pension Service	December 31, 2012	33,158,257	8.58
Korean National Pension Service	June 12, 2013	34,479,641	8.92
Korean National Pension Service	July 23, 2013	35,699,841	9.24
Korean National Pension Service	December 31, 2013	38,476,974	9.96
Korean National Pension Service	October 14, 2014	36,750,987	9.51
Korean National Pension Service	December 31, 2014	36,383,211	9.42
Korean National Pension Service	December 31, 2015	35,534,667	9.20
Korean National Pension Service	August 12, 2016	36,826,207	9.53
Korean National Pension Service	December 31, 2016	41,190,896	9.85
Korean National Pension Service	April 24, 2017	40,950,453	9.79
Korean National Pension Service	October 16, 2017	40,479,793	9.68
Korean National Pension Service	December 31, 2017	40,204,583	9.62
Korean National Pension Service	December 31, 2018	39,704,733	9.50

(1)	Based on 418,111,537 total issued shares of common stock for dates on or after October 19, 2016, and 386,351,693 total issued shares of common stock for dates prior to October 19, 2016.

7.3.	Employee Stock Ownership Association

(As of June 30, 2019)	(Unit: shares)
Company Name	Number of Shares of Common Stock Owned
KB Financial Group Inc.	31,027
Kookmin Bank	3,696,881
KB Securities Co., Ltd.	16,403
KB Insurance Co., Ltd.	122,706
KB Kookmin Card Co., Ltd.	138,474
KB Asset Management Co., Ltd.	5,082
KB Capital Co., Ltd.	750
KB Life Insurance Co., Ltd.	8,363
KB Real Estate Trust Co., Ltd.	11,880
KB Savings Bank Co., Ltd.	2,431
KB Investment Co., Ltd.	798
KB Data Systems Co., Ltd.	8,002
KB Credit Information Co., Ltd.	6,097

Total	4,048,894

7.4.	Investments in Affiliated Companies

(As of June 30, 2019)				(Units: shares, %, millions of Won)

Company Name	Ending Balance			Total Assets as of the latest fiscal year(1)	Net Income for the latest fiscal year(1)
	Number of Shares Owned	Ownership	Book value
Kookmin Bank	404,379,116	100	14,821,721	356,959,258	2,259,198
KB Securities Co., Ltd.	298,620,424	100	3,342,391	45,086,292	178,850
KB Insurance Co., Ltd.	66,500,000	100	2,375,430	34,785,551	262,266
KB Kookmin Card Co., Ltd.	92,000,000	100	1,953,175	20,528,951	286,598
KB Asset Management Co., Ltd.	7,667,550	100	96,312	254,256	39,586
KB Capital Co., Ltd.	23,349,208	100	623,811	9,517,239	111,939
KB Life Insurance Co., Ltd.	91,200,000	100	485,314	9,680,379	14,824
KB Real Estate Trust Co., Ltd.	16,000,000	100	121,553	293,063	47,004
KB Savings Bank Co., Ltd.	8,001,912	100	157,544	1,388,844	11,018
KB Investment Co., Ltd.	22,525,328	100	154,910	528,701	14,532
KB Data Systems Co., Ltd.	800,000	100	6,334	40,197	2,942
KB Credit Information Co., Ltd.	1,252,400	100	23,621	26,276	185

Total	—	—	24,162,116	—	—

(1)	Based on K-IFRS (on a consolidated basis).

7.5.	Related Party Transactions

7.5.1.	Purchase of capital securities issued by Subsidiaries

(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 299 Private Placement of Capital Securities in Won	50	March 27, 2015	5.011%	March 27, 2045 (may be extended)	Working capital

							(Unit: in billions of Won	)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 320 Private Placement of Capital Securities in Won	50	September 24, 2015	4.606%	September 24, 2045 (may be extended)	Working capital

							(Unit: in billions of Won	)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 343 Private Placement of Capital Securities in Won	50	March 29, 2016	4.396%	March 29, 2046 (may be extended)	Working capital

							(Unit: in billions of Won	)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 352 Private Placement of Capital Securities in Won	50	June 28, 2016	4.064%	June 28, 2046 (may be extended)	Working capital

							(Unit: in billions of Won	)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 367 Private Placement of Capital Securities in Won	50	November 28, 2016	4.744%	November 28, 2046 (may be extended)	Working capital

							(Unit: in billions of Won	)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 378 Private Placement of Capital Securities in Won	50	April 27, 2017	4.431%	April 27, 2047 (may be extended)	Working capital

7.5.2.	Prepayments and Loans to Subsidiaries

(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate		Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	10	10	July 14, 2017	2.195	%(2)	July 12, 2020

(1)	Unsecured credit loans
(2)	Changed from 2.150% to 2.195% upon extension of the loans on July 13, 2019.

(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate		Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	40	40	July 13, 2018	2.195	%(2)	July 12, 2020

(1)	Unsecured credit loans
(2)	Changed from 2.150% to 2.195% upon extension of the loans on July 13, 2019.

(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	70	70	March 8, 2019	2.176%	March 7, 2020

(1)	Unsecured credit loans

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: August 14, 2019	By: /s/ Ki-Hwan Kim
(Signature)

	Name:	Ki-Hwan Kim
	Title:	Deputy President and Chief Finance Officer